SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4 )
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Subject Company)
QUIXOTE CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.01-2/3 par value per share
(including the associated Series C Junior Participating Preferred Stock Purchase Rights)
(Title of Class of Securities)
749056107
(CUSIP Number of Class of Securities)

Joan R. Riley
Vice President, General Counsel and Secretary
35 East Wacker Drive
11th Floor
Chicago, Illinois 60601
(312) 467-6755
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:
Anne Hamblin Schiave, Esq.
Michael J. Boland, Esq.
Holland & Knight LLP
131 S. Dearborn
30th Floor
Chicago, Illinois 60603
(312) 263-3600
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Quixote Corporation, a Delaware corporation (“Quixote”), with the Securities and Exchange Commission (“SEC”) on January 7, 2010, as amended on January 15, 2010, January 19, 2010 and January 22, 2010 (as so amended, and as further amended hereby, the “Statement”), relating to the offer (the “Offer”) by THP Merger Co., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of Trinity Industries, Inc., a Delaware corporation (“Trinity”), as set forth in a Tender Offer Statement filed by Trinity and Purchaser on Schedule TO, dated January 7, 2010, as amended by the Amendment No. 1 filed with the SEC on January 15, 2010 and Amendment No. 2 filed with the SEC on January 21, 2010 (as previously filed with the SEC, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01-2/3 per share (the “Shares”), of Quixote, at a purchase price of $6.38 per Share, net to the holder thereof in cash, without interest, but subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 7, 2010, and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated into this Amendment No. 4 by reference, except that such information is hereby amended to the extent specifically provided herein.
     This Amendment No. 4 is being filed to reflect certain updates as reflected below.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     Item 3(a) of the Schedule 14D-9 (“Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates”) is hereby amended and supplemented by deleting the second paragraph of the subsection entitled “ Treatment of Restricted Stock Awards; Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer” and the immediately following table in their entirety and replacing it with the following:
     “As of December 31, 2009, the directors and Executive Officers of Quixote beneficially owned, in the aggregate, 505,331 Shares, excluding Shares issuable upon exercise of options which are discussed below, and including Restricted Stock Awards for 3,666 shares of the Shares subject to forfeiture provisions (other than the Reimer Forfeited Shares, which are not included in either Share number). If the directors and Executive Officers were to validly tender all 505,331 of those Shares, including all 3,666 shares of those Shares underlying their Restricted Stock Awards that will no longer be subject to forfeiture provisions for purchase pursuant to the Offer and those Shares were accepted for payment and purchased by Purchaser, then the directors and officers would receive an aggregate of $3,224,011.78 in cash pursuant to tenders into the Offer. The beneficial ownership of Shares, including Restricted Stock Awards held by each director and Executive Officer, is further described in the Information Statement under the headings “Stock Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, “Grants of Plan-Based Awards” and “Outstanding Equity Awards at Fiscal Year-End Table”. The table below sets forth the number of Shares (not including Company Stock Options (as defined below)), including the number of Shares (other than the Reimer Forfeited Shares) underlying Restricted Stock Awards that will no longer be subject to forfeiture provisions, held by the directors and Executive Officers of Quixote and the amount of cash consideration they will receive for those Shares, assuming that the Effective Time was on December 29, 2009.

	Number of Shares of	Cash Consideration for
	Common Stock	Shares of Common
Director/Executive Officer	Owned (1)	Stock Owned (1)
Leslie J. Jezuit	135,555	$864,840.90
Bruce Reimer	17,345	110,661.10
Daniel P. Gorey	83,745	534,293.10
Robert D. Van Roijen	112,700	719,026.00
Lawrence C. McQuade	58,300	371,954.00
Duane M. Tyler	2,000	12,760.00
Clifford D. Nastas	0	0
Joan R. Riley	95,686	610,476.68

Total:	505,331	$3,224,011.78

(1)	Includes the following Shares subject to Restricted Stock Awards with respect to which forfeiture provisions will lapse as a result of the merger: Mr. Gorey, 2,000 Shares ($12, 760 in cash consideration); and Ms. Riley, 1,666 Shares ($10,629 in cash consideration).

Item 4. The Solicitation or Recommendation.
Item 4(i) of the Schedule 14D-9 (“Background of the Offer”) is hereby amended and supplemented by adding the following additional information:
“As previously disclosed, between April 2008 and November 2008, the Company’s management and JPMorgan identified nine companies (including Trinity), in addition to Company A, that they believed, based on their extensive industry knowledge, would be interested in pursuing a strategic transaction with the Company. These companies, 7 of which can be characterized as “strategic” buyers and 2 of which can be characterized as “financial” buyers (including a private equity firm that was associated with a then current employee of the Company), were identified with the assistance of JPMorgan. The Company’s management and members of the Quixote board of directors believed and determined that these companies would most likely be interested in acquiring the Company because they would see value in the Company’s technology and distributor and customer relationships and would derive greater profitability from the Company’s business than the Company could on a standalone basis through consolidation and because of their greater scale. The Company’s management and the Quixote board of directors determined, based on industry knowledge, that other candidates were significantly less likely due to the absence or materially lesser magnitude of these synergies. The Company’s management and the Quixote board of directors concluded that only buyers who could realize synergies similar to those described above would be willing to pay a substantial premium above the Company’s current stock price, and therefore determined and believed that it would not be productive or otherwise worthwhile to contact purely “financial” or “non-strategic” buyers such as private equity funds. Company management or JPMorgan contacted each of the identified companies to explore the possibility of a strategic transaction with the Company and in some cases provided them with information concerning the Company’s financial condition and operations. Following these initial contacts, each of the companies, other than Trinity or Company A, declined to pursue further discussions, citing a lack of synergies or lack of strategic fit, or indicating that it would be unable to provide an acceptable price. None of these parties, other than Company A and Trinity, provided any written indication of interest or similar offer with respect to such a strategic transaction.
     As previously disclosed, in August 5, 2008, JPMorgan made a presentation to the Company’s board of directors. Among the topics presented and discussed, JPMorgan identified and discussed various strategic alternatives available to the Company, including: maintaining the status quo, while focusing on improving performance and growing its core businesses; completing a leveraged recapitalization; pursuing growth through acquisitions; and pursuing the sale of the Company.
     As previously disclosed, on October 8, 2008, the Quixote board of directors met with JPMorgan and Holland & Knight. During that meeting, among other things JPMorgan provided the Quixote board of directors with a preliminary valuation analysis of the Company based on information provided by management, identified potential strategic buyers, and provided an overview of the divestiture process. Holland & Knight reviewed with the Quixote board of directors their fiduciary duties and other legal requirements relating to the divestiture process. Following these presentations, the Quixote board of directors asked questions of its advisors, and further discussed the substance of the presentations with its advisors. The Quixote board of directors authorized JPMorgan to make a confidential targeted inquiry of eight identified companies that Company management, the Quixote board of directors and JPMorgan thought most likely to contribute to a meaningful valuation analysis.

     As previously disclosed, during the December 4, 2008 meeting of the Quixote board of directors, JPMorgan presented information concerning the current economic uncertainties and the correspondingly negative impact on the capital and other financial markets. The Board discussed that Trinity on December 1, 2008 terminated discussions regarding an acquisition of the Company. As part of its analysis, JPMorgan discussed the effects of the current financial conditions on Company A given that its November 2008 offer to purchase the Company for $10.00 per share was payable 100% in Company A common stock. In particular, the Quixote board of directors discussed the effects of the current conditions on the stock price of Company A. Based on this information and its analysis, the Quixote board of directors concluded that it would not be possible to accomplish a strategic transaction with Company A or any other identified strategic partner at an acceptable price under current economic conditions.
     In the fall of 2009, Morgan Keegan as part of its engagement with respect to the Convertible Securities contacted approximately 50 “financial” groups, some of which were private equity funds capable of a strategic transaction with the Company. The Company did not contact the private equity fund that was associated with the Quixote employee, who had left the Company since the initial 2008 contact. In evaluating the responses from these financial groups with respect to the Convertible Securities, it was clear to Quixote management that the valuation of the Company by these financial groups was inadequate when compared to the valuation inherent in the offers made by Trinity and Company A as strategic buyers.
     As a result of the process undertaken since April 2008, by the fall of 2009, the Quixote board of directors determined that Company A and Trinity were the only parties interested in, and capable of, completing a strategic transaction with the Company on terms that could be acceptable to the Company.
     As previously disclosed, during the course of discussions with Trinity and Company A during 2009, each of those companies indicated that the focus of their interest in the Company was the Company’s Protect and Direct business segment.
     As previously disclosed, on July 10, 2009, JPMorgan’s engagement ended in accordance with its terms. Given that (i) no discussions with third parties had occurred in more than six months, (ii) the Company’s focus had turned to its Convertible Securities obligations and (iii) the Company’s principal contact had left JPMorgan, the Company determined not to extend the engagement of JPMorgan.
     As previously disclosed, Vaisala approached the Company in September 2009 to discuss acquiring the Company’s Inform business segment. Company management determined that the sale of its Inform business segment at an appropriate price provided an opportunity to obtain part of the necessary funds to enable the Company to meet its Convertible Securities obligations. Vaisala’s subsequent indication of interest identified a price range that was consistent with the internal valuations of the Inform business segment developed by Quixote management with the assistance of Morgan Keegan.
     As previously indicated, on October 16, 2009, Trinity and Quixote met at the request of Trinity. These discussions focused on Trinity’s interest in acquiring certain identified components of Quixote’s Protect and Direct business segment, and the parties did not discuss an acquisition of the Company as a whole at this time.”
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 (“Litigation”) is hereby amended and supplemented by adding the following subsection immediately before the subsection entitled “Determination of Exempt Transaction under the Rights Plan”.
     “Litigation Settlement. On January 28, 2010, the Company entered into memorandums of understanding with plaintiffs and the other defendants to settle the Superior Partners lawsuit and dismiss the Ardito lawsuit as moot. Under the terms of the memorandums of understanding, the Company, the other named defendants and the plaintiffs have agreed to settle the lawsuits, subject to court approval. As part of the settlement, the defendants deny all allegations of wrongdoing and deny that the previous disclosures were inadequate but the Company agreed to make available certain additional information to its stockholders, which is set forth above under the subheadings ” Agreements, Arrangements or Understandings between the Company or its Affiliates and the Company, its Executive Officers, Directors or Affiliates” in Item 3- Past Contacts, Transactions, Negotiations and Agreements, “Background and Reasons for the Recommendation” in Item 4 — The Solicitation or Recommendation, and

“Litigation” in Item 8 — Additional Information, in this Schedule 14D-9. The memorandums of understanding further contemplates that the parties will enter into a stipulation of settlement. The stipulation of settlement will be subject to customary conditions, including court approval following notice to members of the proposed settlement class. If finally approved by the court, the settlement will resolve all of the claims that were or could have been brought on behalf of the proposed settlement class in the action being settled, including all claims relating to the Offer, the Merger, the Merger Agreement, the adequacy of the merger consideration, the negotiations preceding the Merger Agreement, the adequacy and completeness of the disclosures made in connection with the Offer and the Merger and any actions of the individual defendants in connection with the Offer, the Merger or the Merger Agreement, including any alleged breaches of the fiduciary duties of any of the defendants, or the aiding and abetting thereof. If the court does approve of the settlement after a notice period, then all public stockholders who did not elect to opt out of such settlement will be bound thereby.
     In addition, in connection with the settlement and as provided in the memorandums of understanding, and subject to approval by the court, the named defendants or their insurers will pay to plaintiffs’ counsel in the Superior Partner action for their fees and expenses an amount not to exceed $431,000, and the named defendants or their insurers will pay to plaintiff’s counsel in the Ardito action an amount not to exceed $169,000 and, per the settlement with the plaintiff in the Ardito action, the settlement of the Superior Partners action moots the Ardito action. Neither payment will affect the amount of consideration to be paid to stockholders of the Company in connection with the Offer and the subsequent merger. Furthermore, any payment is also conditioned on the Offer being consummated so the Company’s stockholders will not indirectly bear such payment.
     Under the terms of the Merger Agreement, the settlement is subject to the approval of Trinity, which may not be unreasonably withheld or delayed. Trinity has given its approval to the settlement described by the memorandum of understanding.
     The Company and the other defendants maintain that the lawsuits are completely without merit. Nevertheless, in order to avoid costly litigation and eliminate the risk of any delay to the closing of the Offer and subsequent merger, and because the only effect of the settlement on the stockholders is to provide additional disclosure, the defendants have agreed to the settlement contemplated in the memorandums of understanding.”
Item 9. Material to be Filed as Exhibits.
Item 9 of the Schedule 14D-9 is hereby supplemented by adding as exhibits to the Schedule 14D-9 the following communications sent to the Company’s option holders beginning on January 27, 2010 and the memorandums of understanding discussed above:

Exhibit	Item
(a)(5)(iv)	Communications sent to the Company’s option holders beginning on January 27, 2010

(a)(5)(v)	Memorandum of Understanding dated January 28, 2010 relating to Superior Partners, on Behalf of Itself and All Others Similarly Situated vs. Leslie J. Jezuit, Bruce Reimer, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation and Trinity Industries, Inc. (Case No. 10 CH 0613) (incorporated by reference from Exhibit 10.1 attached to the Current Report on Form 8-K dated January 28, 2010, filed by Quixote Corporation on January 29, 2010, File No. 001-08123).

(a)(5)(vi)	Memorandum of Understanding dated January 28, 2010 relating to Ralph A. Ardito, Individually and on Behalf of All Others Similarly Situated vs. Bruce Reimer, Leslie J. Jezuit, Daniel P. Gorey, Robert D. van Roijen, Lawrence C. McQuade, Duane M. Tyler, Clifford D. Nastas, Quixote Corporation, Trinity Industries, Inc. and THP Merger Co. (Case No. 10 CH 2544) (incorporated by reference from Exhibit 10.2 attached to the Current Report on Form 8-K dated January 28, 2010, filed by Quixote Corporation on January 29, 2010, File No. 001-08123).
[Signature Page Follows]

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUIXOTE CORPORATION

By:	/s/ DANIEL P. GOREY
Daniel P. Gorey, Executive Vice President
and Chief Financial Officer

Dated: January 29, 2010